FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update

JUNE 24, 2005

Merger Clears First Regulatory Review

On Thursday, the proposed America West and US Airways merger cleared its first regulatory hurdle. The U.S. Department of Justice (DOJ) has completed its review without a formal request for additional information (commonly referred to as a "second request").

In a press release issued by the DOJ, R. Hewitt Pate, Assistant Attorney General in charge of the Department's Antitrust Division, issued the following statement after the Department announced the closing of its investigation: "The Antitrust Division has concluded that the proposed merger of America West and US Airways would not reduce competition, and therefore has decided to close its investigation without issuing requests for additional information."

Paperwork Shuffle

Next week may be another busy one with the Securities Exchange Commission (SEC) as America West prepares to file supporting information related to the merger. But, with words like "proxy" and "disclosure" rolling (or stumbling) off people's tongues, Plane Deal wants to make sure employees know the lingo. Below is a set of key definitions you can expect to hear about during the next few weeks.

S-4
The Form S4 Registration Statement contains a proxy statement and prospectus, which describes important business and financial information, and is specific to business combinations (mergers). As it relates to the America West/US Airways merger, this is the registration of the new company's stock to be issued to current AWA shareholders.

S-1
The Form S1 Registration Statement is similar to the S4, in that they both describe important business and financial information. The S1, however, is not specific to merger situations; rather it is used to register new stock to the public.

Disclosure Statement
A disclosure statement is a written document prepared by a public company to provide information that investors (and potential investors) need to make informed decisions.

Proxy Statement
This is a required disclosure document delivered to shareholders that provides information on matters in which a shareholder vote is being solicited. It also includes voting materials for shareholders to cast their ballots. In our case, the proxy will describe the merger transaction to shareholders.

continued on page 4

TABLE OF CONTENTS

Integration on Track. . . . . . Page 2
Steering Committee. . . . . . Page 2
FAQS . . . . Page 3
Town Hall Schedule. . . . . . Page 4
Quirky Question . . . . Page 4
Notable Quotes. . . . . Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

June 24, 2005 An America West Employee Publication Plane Deal Issue Six

PLANE DEAL

Integration is on "Track"



Two "tracks" are the focus of America West and US Airways' merger plans, as the companies ready themselves for integration. Led by Scott Kirby, executive vice president, sales and marketing, leaders from the two companies are working together to answer questions like, "What reservations system will we use?," "How will we deal with cultural differences?," and "What will the pass policy be like?"

Scott explained that the process of integration is being divided into two "Tracks," one with 12 cross-functional key areas (depicted in the graphic) that require both AWA and US to work together to consolidate two processes into one. A representative from each airline will be tasked with handling individual areas.

"Hearing the word 'integration,' most employees think of seniority lists; however, it goes far beyond that to include technology, route planning, airports, contracts, financial planning, and more," Scott explained. "Now, we have a dedicated team to conquer each of these cross-functional areas and, with representation from each airline, we can bring the best of both companies to see what makes sense for our new, merged airline."

The other, "Track two," focuses on combining operating certificates and will map out the certification steps, which will take place over two to three years following the close date.

The integration plan consists of two tracks to integrate AWA and US Airways. The two tracks are shown below.


Culture/ Communications
Reservations Systems
All Other IT Systems
Airports
Revenue Management
Labor Relations
Financial Planning and Audit
Contracts (all contracts, including labor and vendors)
HR & Benefits (including the pass policy)
Management Organizational Structure
Scheduling
Branding/ Frequent Flyer Program
TRACK 1
TRACK 2
OPERATIONAL INTEGRATION

Team of Eight to Steer Merger

A steering committee, consisting of four officers from each airline, will oversee working groups to develop merger plans.

US AIRWAYS

Bruce Lakefield, President and CEO

Bruce Ashby, Executive Vice President - Marketing and Planning

Jerry Glass, Executive Vice President and Chief Human Resources Officer

Al Crellin, Executive Vice President - Operations

AMERICA WEST

Doug Parker, President and CEO

Derek Kerr, Senior Vice President and Chief Financial Officer

Scott Kirby, Executive Vice President - Sales and Marketing (and Integration Leader)

Jeff McClelland, Executive Vice President and Chief Operating Officer

PLANE DEAL 2

PLANE DEAL

FAQs

The resources listed on page one allow employees to submit questions and concerns about the merger. Below are a few recently submitted questions and comments.

Q: Looking at the combined route map, there are large route networks on the East and West coasts leaving the Midwest rather empty. As it looks now, travelers who wish to travel from the Midwest to the East or West will have no problems, however traffic within the central US (i.e. DFW to ORD) will need to connect in CLT or PIT. Has there been any consideration of a small midwestern focus city?

A: At this point, the combined airline would keep its major hubs, secondary hubs, and focus cities as is, meaning a Midwestern focus is unlikely in the short term.

Q: Why is AWA management not supporting "Flight Pay Loss" and assisting the AWA pilot group financially or providing a side letter to our contract protecting AWA employee jobs?

A: As background, "Flight Pay Loss," or FPL, refers to compensation for crewmembers when they're taken off trips to work on union duties. With FPL, the company would pay a pilot for his/her time off the line, while also paying the pilot who picks up the trip. FPL is generally negotiated as part of a contract.

America West pilots' contract does not include FPL; however, as was the case during talks with ATA, management is willing to working with the ALPA leadership team to find a compromise. We had a Flight Pay Loss program during the ATA merger, and we are hopeful we can find a workable solution here. In general, the Company is trying to motivate both America West and US Airways to come to a conclusion reasonably quickly, so the anxiety created by uncertainty can be relieved.

As it relates to the second part of the question (providing a side letter to the contract protecting AWA jobs), that is simply something the company cannot guarantee. The US Airways employees would like the same assurances, and the fact is, we can't guarantee that for them either. That sounds harsh, but it is the truth. There are investors lined up to put money into the new company and that will help ensure a more stable future for the new airline. However, those same investors are expecting the merged airline to achieve the necessary revenue improvements and cost reductions to ensure the airline can operate profitably. Putting side letters in place guaranteeing every America West job will be protected (and this would be every employee, including management, pilots, ramp, reservations agents, flight attendants, etc.) does not ultimately create a merged airline that is more efficient. And at the end of the day, every employee would want that type of guarantee, not just the pilots.

Ultimately, it is the company's goal that the majority of jobs will remain intact, and that the new merged airline will be stronger than either airline would have been had they remained separate.

"We believe that combining the two airlines allows us to offer more to the flying public..."

(Note: Following is a comment from a long-time US Airways Mechanic in SFO. He didn't have questions, but we wanted to reply to his comments – and thank him for being the first US Airways employee to formally contact us through our merger communication channels.)

US Airways employee:
AWA employees are concerned about seniority, but as far as the West Coast is concerned there are only 30-35 US Airways mechanics on the West Coast. AWA has a large number of mechanics on the West Coast and integration shouldn't be an issue.

AWA Response:
Seniority integration may not be based on tenure at a particular location, so it's a little early to tell how the West Coast mechanics will be impacted. As is the case with all seniority integration, the respective unions will work together to determine how seniority is integrated. In cases like the maintenance department, where the work groups at the two airlines are represented by different unions, the unions and the National Mediation Board will work together to first determine which union will represent the combined work force and then integrate that group's seniority list.

US Airways employee:
The merger with AWA financially would be a good deal and be good for both companies. I've lost more than $10/hour in the last two years, plus everything I've worked for my entire career. I'm worried about another pay cut. Let's wish us all luck!

AWA Response:
Agreed. We believe that combining the two airlines allows us to offer more to the flying public because of increased size and scope. That, in turn, translates into the long-term viability of the combined airline and improved job security for employees. Bottom line, both US Airways and AWA management (as well as the investors and other partners who have lined up to support the merger) believe that the merger is a step in the right direction for employees, customers and shareholders.



Employees listen intently during the Town Hall held at the Hangar Engine Shop on June 16.

PLANE DEAL 3

P L A N E D E &n bsp; A L Following is legal language, which we’re re- Paperwork Shuffle continued from page 1 quired to print on each internal and external publication related to the merger. Get out is your magnifying glasses, folks, and settle in of reorganization If for an important read. plan creditors. A proposed by all to a vote Court rules FORWARD-LOOKING STATEMENTS submitted Certain of the statements contained herein should be considered “forward-looking statements” within how the Bankruptcy with the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements Reorganization proposes complies may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” Plan of that to approved, the plan “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regard- a document plans whether ing the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respec- This is bankruptcy on tive expected 2005 financial performance. Such statements include, but are not limited to, statements in US Airways about the benefits of the business combination transaction involving America West Holdings a company example, of requirements. Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America For a plan West, the “companies”), including future financial and operating results, the companies’ plans, objec- reorganize. to submit tives, expectations and intentions and other statements that are not historical facts. Such statements required emergence are based upon the current beliefs and expectations of America West and US Airways’ management will be &nb sp; to its of and are subject to significant risks and uncertainties that could cause the companies’ actual results prior A plan and financial position to differ materially from these statements. Such risks and uncertainties include, reorganization approval. but are not limited to, the following: the ability of the companies to obtain and maintain any necessary merger’s any number financing for operations and other purposes, whether debtor-in-possession financing, in the case of and the include US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the dura- may business tion and extent of the current soft economic conditions; the impact of global instability including the and continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks reorganization in the financial of assets, of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease changes sales outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain of including in the qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature changes of the airline industry; competitive practices in the industry, including significant fare restructuring structure, of debt, of activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; or maturity security-related and insurance costs; weather conditions; government legislation and regulation; rela- cancellation rate, of tions with unionized employees generally and the impact and outcome of the labor negotiations; US interest the issuance Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect amount, debt and to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to outstanding securities . the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval debt or equity to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more new & nbsp; plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the abil- ity of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The compa- TOWN HALL SCHEDULE nies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways June 29 RNO Reservations 10 a.m. & 1:30 p.m.ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. June 30 LAX 1 p.m. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement July 12 SFO 3 p.m. and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/ameri- July 14 T4 2 p.m. cawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, July 19 LAS 12:30 p.m. & 8 p.m. US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securi- ties, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. y PARTICIPANTS IN THE SOLICITATION r k &nbs p; America West, US Airways and their respective executive officers and directors may be deemed, i under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with u Q U E S T I O N respect to the proposed transaction. Information regarding the officers and directors of America West Q is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual A busy media week generated mostly merger questions, with a few Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration notable exceptions. statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction. “What is AWA’s policy regarding passengers reading Playboy and other such magazines while flying?” PLANE DEAL Although we don’t have a formal policy in place regarding this issue, we JUNE 24, 2005 ISSUE SIX hope passengers use discretion and common sense in such instances. Plane Deal is a weekly publication created by Corporate Communications to keep NOTABLE QUOTES employees informed during the merger process. “It’s a great airline with a great network, and people are coming back.” Editor: Andy Wagner Contact: (480) 693-5883 — Doug Parker, referring to US Airways during the Merrill Lynchmerger@americawest.com Transportation Conference in New York earlier in June. PLANE DEAL 4

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.